                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1996

Registration number 33-52465

         A.  Full title of the plan:

                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN


         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Gillette Company
                            Prudential Tower Building
                                Boston, MA 02199

                  Financial Statements of The Gillette Company
                      Global Employee Stock Ownership Plan


         The following audited financial statements are enclosed with this report:

               1. Statement of Net Assets Available for Plan Benefits as of December 31, 1996 and December 31, 1995.

               2. Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1996 and December 31, 1995.


Exhibits

         23.1     Independent Auditors' Report

         23.2     Independent Auditors' Consent


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of The Gillette Company Global Employee Stock Ownership Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    The Gillette Company Global
                                    Employee Stock Ownership Plan


                                    BY  /s/ Robert E.DiCenso
                                       --------------------------------
                                       Robert E. DiCenso


Date:  March 28, 1997

                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                              Financial Statements

                           December 31, 1996 and 1995


                  (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report


The Administrative Committee
The Gillette Company Global Employee Stock Ownership Plan:


We have audited the accompanying statements of net assets available for plan benefits of The Gillette Company Global Employee Stock Ownership Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.



Boston, Massachusetts
March 14, 1997

                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1996 and 1995


                                                                     1996               1995
                                                                  -----------         ---------

Assets:
         The Gillette Company common stock, at market value       $20,216,301         7,659,298
         Cash                                                           1,116               733
         Employee contributions receivable                            652,780           454,240
         Employer contributions receivable                            182,607           137,699
                                                                  -----------         ---------

                  Net assets available for plan benefits          $21,052,804         8,251,970
                                                                  ===========         =========


See accompanying notes to financial statements.

                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1996 and 1995


                                                                                     1996              1995
                                                                                 -----------         ---------

Additions to net assets attributed to:
         Investment income:
                  Dividends on The Gillette Company common stock                 $   118,677            42,515
                  Realized gains on investments sold                                 391,595            45,023
                  Change in unrealized appreciation in the market value of
                     investments                                                   5,286,365         1,349,268
                                                                                 -----------         ---------
                                                                                   5,796,637         1,436,806
                                                                                 -----------         ---------
         Contributions:
                  Employee                                                         6,524,495         4,044,450
                  Employer                                                         1,866,571         1,218,085
                                                                                 -----------         ---------
                                                                                   8,391,066         5,262,535
                                                                                 -----------         ---------

                           Total additions                                        14,187,703         6,699,341

Deductions from net assets attributed to:
         Benefit payments                                                          1,386,869           251,622
                                                                                 -----------         ---------

                           Net increase                                           12,800,834         6,447,719

Net assets available for plan benefits:
         Beginning of period                                                       8,251,970         1,804,251
                                                                                 -----------         ---------

         End of period                                                           $21,052,804         8,251,970
                                                                                 ===========         =========


See accompanying notes to financial statements.

                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                           December 31, 1996 and 1995


(1)      Description of the Plan

         The Gillette Company Global Employee Stock Ownership Plan (the "Plan") is a defined contribution plan sponsored by The Gillette Company (the "Company"). The following provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         General

         The Plan was adopted by the Board of Directors of the Company on December 16, 1993 to become effective June 1, 1994. Its goal is to provide eligible Gillette employees the opportunity to purchase common stock of the Company through payroll deduction and Company contributions. All Plan assets are held by the Plan Fiduciary, Banque Internationale a Luxembourg (the "Fiduciary"). Buck Consultants is the record keeper for the Plan.

         Eligibility

         Employees eligible to participate in the Plan include all regular employees of participating subsidiaries of the Company with the exception of employees considered to be an executive, officer, director, or 10% shareholder of the Company and employees eligible for a savings plan maintained in the United States, Canada, or Puerto Rico. Eligible employees may enroll in the Plan on the first day of each calendar quarter and on the initial participation date for each participating subsidiary.

         Contributions

         Eligible employees may contribute 2% to 10% of their compensation to the Plan through payroll deductions. A participating employee may change the contribution rate once each calendar quarter. Employer contributions are made to the accounts of participants who are contributing to the Plan in amounts equal to 1% of each participant's eligible pay.

         Investments

         All employee and employer contributions are converted into U.S. dollars and then invested in shares of the Company common stock generally on the 15th day of each month (or if that date is not a business day, the next preceding business day). Sales of Company common stock are made generally on the last business day of each month and subsequently converted into the applicable local currencies to pay Plan benefits. Any dividends on shares of the Company common stock are invested in additional shares of the Company common stock.

         Vesting

         Participants are immediately vested in all shares of Company common stock credited to their respective Plan accounts.


                                                                     (Continued)

                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


         Benefit Payments

         Distributions of account balances will be made when the employment of a participant ceases unless upon retirement, the participant's account is credited with at least 100 shares of Company stock and the participant elects to defer payment. If an election is made to defer the distribution, retirees may make up to two requests a year for distributions of all or a portion of their account balance.

         For those retirees who do not elect to defer payment and for all other participants who terminate employment for reasons other than retirement, a distribution of Plan benefits is made in the form of a lump sum payment.

         All distributions are made in cash, unless the participant elects to receive the benefit payment in the form of shares of the Company common stock; however, in the event of a participant or retiree's death, all distributions will be made in the form of a lump sum cash payment.

         While employed, participants may elect to take up to two in-service withdrawals from their account balances during a calendar year. Shares purchased with Company contributions and dividends thereon are not eligible for in-service withdrawal until 24 months from their date of purchase.

         Plan Expenses

         Brokerage commissions, fees and other security transaction costs are paid by participants as part of the purchase and sale of Company common stock.

         All contributions and cash dividends awaiting investment are held in an interest bearing account maintained by the Plan Fiduciary. Any interest earned on the account is used to pay costs relating to the administration of the Plan. Any remaining costs of administering the Plan are allocated and paid by the Company subsidiaries participating in the Plan.

(2)      Summary of Significant Accounting Policies

         Basis of Presentation

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

         The accompanying financial statements are prepared on the accrual basis of accounting.

         Investments

         Investments in the Company common stock are stated at market value, based on the composite closing price of the stock on the New York Stock Exchange as reported by Reuters. Purchases and sales of the Company's common stock are recorded on the trade date (the date the order to buy or sell is executed).

         Dividend income is recorded on the ex-dividend date net of any U.S.
            withholding taxes. Realized gains and losses are based upon the identified cost method.


                                                                     (Continued)

                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

         Cash

         Amounts shown as cash are foreign cash balances held by the Fiduciary that are to be invested in Company stock in the following month. The balances have been translated into U.S. dollars using the effective exchange rates as of December 31, 1996 and 1995.

         Contributions Receivable

         Contributions held at the participating subsidiaries and pending transfer to the Fiduciary have been translated into U.S. dollars using the effective exchange rates as of December 31, 1996 and 1995.

(3)      Investment in Gillette Company Common Stock

         Investments in the Gillette Company common stock held by the Plan at December 31, 1996 and 1995 were as follows:

                                                1996                    1995
                                                ----                    ----

Number of shares                                 260,017                 146,941
Cost                                         $13,513,254               6,242,616
Market Value                                 $20,216,301               7,659,298

         The realized gains on sales of The Gillette Company common stock were determined as follows:

                                                     1996                 1995
                                                     ----                 ----

Proceeds on sales of shares                      $1,385,012              251,172
Cost                                                993,417              206,149
                                                 ----------               ------

                                                 $  391,595               45,023
                                                 ==========               ======

(4)      Plan Participants

         As of December 31, 1996, the Plan had 5,434 participants employed at Company subsidiaries located in Argentina, Australia, Austria, Chile, Costa Rica, Denmark, Ecuador, Finland, France, Germany, Hong Kong, Indonesia, Ireland, Italy, Korea, Malaysia, Mexico, Netherlands, New Zealand, Norway, Peru, Philippines, Poland, Portugal, Singapore, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, and Uruguay.

(5)       Plan Amendment and Termination

          Although the Company intends to continue the Plan indefinitely, it reserves the right on behalf of itself and its participating subsidiaries to modify or terminate the Plan at any time; however, the Plan may not be amended to adversely affect the rights of participants with respect to shares previously credited to their accounts.

         In the event of termination, the assets held by the Plan Fiduciary may continue to be held subject to the provisions of the Plan, or at the direction of the Board of Directors of the Company, the assets of the Plan may be distributed to the participants.


                                                                     (Continued)

                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


(6)      Tax Status

         The Plan is not qualified under Section 401(a) of the Internal Revenue
            Code, and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b)(4) thereof. The Company believes that the Fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of Company stock held for their account under the Plan.

         The Company has received a private letter ruling from the Internal
            Revenue Service confirming that the participating employees should be treated as the beneficial owners of the shares of Company stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Company with respect to these shares.

(7)      Subsequent Events

         Subsequent to December 31, 1996, the Company's subsidiaries in Belgium,
            Colombia, Guatemala, Japan and Panama commenced participation in the Plan.